ASANKO GOLD PROPOSES NAME CHANGE TO GALIANO GOLD,
PAUL WRIGHT TO BECOME BOARD CHAIR

Vancouver, British Columbia, March 10, 2020 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) is pleased to announce that Mr. Paul N. Wright will be appointed to the Board of Directors, effective April 1, 2020. Following the upcoming annual general meeting of shareholders (the "AGM"), Mr. Wright is expected to be appointed Chair of the Board of Directors of the Company. Mr. Colin Steyn, the current Chair of the Board previously announced that he would not be seeking re-election at the AGM, scheduled for April 30, 2020.

"After a thorough search process that began last year, we are very pleased that Paul has agreed to join our board and to take on the role of non-executive Chairman following the AGM," said Gordon Fretwell, Chair of Asanko's Nominating and Governance Committee. "On behalf of the Board, I would like to thank Colin Steyn for his many years of dedication to Asanko."

In addition, at the upcoming AGM the Company will also be seeking shareholder approval for a name change of the Company from Asanko Gold Inc., to Galiano Gold Inc. Following shareholder approval, the Company is expected to start trading on May 1, 2020 under the ticker symbol "GAU" on both the Toronto Stock Exchange and the New York Stock Exchange American.

"I'm looking forward to having Paul lead the board as we enter into an exciting time for the Company," said Greg McCunn, Chief Executive Officer. "Paul's extensive business and leadership experience will be extremely valuable for Galiano Gold as we seek to build a sustainable business capable of long-term value creation for our stakeholders."

Mr. Wright served as Chief Executive Officer of Eldorado Gold Corporation from October 1999 to April 2017. He joined Eldorado Gold in 1996 as Vice President, Mining and subsequently as Senior Vice President Operations in October 1997.  Mr. Wright led the company through a period of intense activity through which was created a leading international gold company. Exploration discovery and acquisitions enabled Eldorado to successfully develop and operate mines on three continents creating a well valued and respected company. Mr. Wright is a graduate of the University of Newcastle Upon Tyne with over 40 years of  international experience in the development of open and underground mines. He is a member of the Canadian Institute of Mining and Metallurgy, The Institute of Materials, Minerals and Mining, and is a Chartered Engineer (UK).

Enquiries:
Lynette Gould - SVP Investor Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +1 778 729 0608
Email: lynette.gould@asanko.com

About Asanko Gold Inc.

Asanko is focused on building a sustainable business capable of long-term value creation for its stakeholders through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Asanko Gold Inc.